Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2003

DuPont Specialty Grains, LLC Retirement And Savings Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street Wilmington,

Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Specialty Grains, LLC Retirement and Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DuPont Specialty Grains, LLC
Retirement and Savings Plan

Dated: June 25, 2004

/s/ M. Regina Lee
M. Regina Lee
Global Director
Human Resources Delivery & Client Services

DuPont Specialty Grains, LLC

Retirement and Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the DuPont Specialty Grains, LLC Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Specialty Grains, LLC Retirement and Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 25, 2004

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments:
Mutual funds	$5,025,871	$3,998,661
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	2,069,276	2,393,746
Company stock funds	587,743	645,329
Common/collective trust funds	933,387	705,389
Participant loans	53,739	44,740

Total investments	8,670,016	7,787,865

Receivables:
Accrued interest	6,999	6,712

Total receivables	6,999	6,712

Net assets available for benefits	$8,677,015	$7,794,577

The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,564,557	$(1,396,885)
Interest and dividend income	75,877	181,715

Total additions	1,640,434	(1,215,170)

Deductions:
Benefits paid to participants	757,956	1,297,669
Administrative fees	40	—

Total deductions	757,996	1,297,669

Net increase (decrease)	882,438	(2,512,839)

Net assets available for benefits:
Beginning of year	7,794,577	10,307,416

End of year	$8,677,015	$7,794,577

The accompanying notes are an integral part of these financial statements.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of the DuPont Specialty Grains, LLC Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of DuPont Specialty Grains, LLC (the “Company”), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”). The Plan was established on January 1, 1998. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).

The designated trustee of the Plan is Merrill Lynch Trust Co., FSB (“Merrill Lynch”).

Contributions

Effective January 1, 2002, the Plan was frozen and all participants of the Plan became participants of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (SIP). Accordingly, all contributions made on or after that date are invested in SIP with no further contributions made directly to the Plan.

Prior to January 1, 2002, participants authorized payroll deductions which were contributed to the Plan and credited to their individual accounts. Participant contributions were limited to a maximum of 16% of a participant’s earnings, as defined. Participants could also contribute amounts representing rollovers from other qualified retirement plans. The Company made matching contributions in the amount of 50% of all participant contributions up to 6% of the participant’s earnings, as defined. Company contributions were invested in accordance with the participant’s investment elections. The Company could also make a discretionary monthly profit sharing contribution to participants in an amount equal to 6% of a participant’s earnings, as defined. There were no contributions made to the plan for the years ended December 31, 2003 and 2002.

Participant Accounts

Each participant’s account is credited with Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions. Participants who were actively employed on December 31, 2000 are 100% vested in the portion of their account attributable to Company Profit Sharing Contributions and participants who were actively employed on December 31, 2001 are 100% vested in the portion of their account attributable to Company Matching Contributions.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

In addition, participants are 100% vested in all of their accounts, including Company contributions and profit sharing contributions, if they retire from DuPont Specialty Grains, LLC after reaching age 65 or if their employment terminates because of death or disability. If participants leave DuPont Specialty Grains, LLC under any other circumstances, they are entitled to the vested percentage of their Company contributions, profit sharing contributions and earnings on those contributions, as follows:

Years of Service	Vested Percent
1 - 2	20%
2 - 3	40%
3 - 4	60%
4 - 5	80%
5 or more	100%

Participant Loans

Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are collateralized by the balance in the participant’s account and bear interest at the average rate for secured personal loans in effect at five banks on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions allocated to the participant’s loan account. If a participant is under age 59 ½, a withdrawal may be made from the participant’s pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated.

If a participant’s employment terminates due to the participant’s death, total and permanent disability, retirement or separation from service, the participant or the participant’s beneficiary is entitled to receive the vested balance of the participant’s accounts in a single lump-sum distribution.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2003 and 2002, the Company paid most of the administrative expenses of the Plan, including audit fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Forfeited Accounts

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $24,031 and $18,947. These accounts can be used to reduce future employer contributions. No forfeitures were used to offset Company contributions during the years ended December 31, 2003 and 2002.

2.	Significant Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value, except for the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”). The Plan’s interest in the Master Trust relating to stable value investment contracts is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust’s stable value investment contracts are fully benefit responsive and thus, are stated at contract value, which has a ratio of fair value to contract value of approximately 106% and 108% at December 31, 2003 and 2002, respectively. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the trustee at year-end. The Company stock funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	DuPont and Related Companies Defined Contribution Plan Master Trust

On April 1, 1999, the Company and certain affiliates (“employers”) entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish a master trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive asset allocation funds. Prior to April 1, 1999, the Stable Value Fund and Asset Allocation Funds were separate investment options of the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds.

The Stable Value Fund is invested in a money market fund, guaranteed investment contracts (GIC’s), separate account GIC’s, and synthetic GIC’s which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.21% to 7.10% for the year ended December 31, 2003 and from 4.67% to 7.10% for the year ended December 31, 2002. The rate of return was 5.71% in 2003 and 6.17% in 2002.

The contract or crediting rates for certain stable value investment contracts are reset annually and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher with respect to determining interest rate resets.

A synthetic GIC provides for a guaranteed return on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. Included in the contract value of synthetic guaranteed investment contracts is $(219,759,535) and $(240,684,040) at December 31, 2003 and 2002, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The carrying value of Synthetic Guaranteed Investment contracts held by the Master Trust is $4,047,684,669 and $3,710,590,717 at December 31, 2003 and 2002, respectively.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Total Assets of the Master Trust include:

	December 31,
	2003	2002
Investment Contracts	$5,623,767,738	$5,480,360,857
Common/Collective Trust Funds	26,785,725	18,070,148
Money Market Funds and Cash	17,693,396	43,449,992

Total	$5,668,246,859	$5,541,880,997

The Plan’s undivided interest in the Master Trust was .037% and .043% as of December 31, 2003 and 2002, respectively.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust were as follows:

	December 31,
	2003	2002
Investment Contracts:
Connecticut General Life Ins.	$498,762,751	$468,288,144
ING Life Insurance & Annuity Co. (14522-440)	587,630,740	552,881,406
State Street Bank & Trust (102001)	585,779,747	553,310,588
State Street Bank & Trust (102061)	491,539,350	359,489,495
Morgan Guaranty Trust Co of NY (95-04)	581,824,103	552,389,520
Morgan Guaranty Trust Co of NY (ADUPONT03)	491,539,351	359,489,495
Union Bank of Switzerland	586,043,904	552,578,186
Monumental Life Insurance Co.	575,530,478	546,500,060

At December 31, 2003, the total assets of the Master Trust of $5,668,246,859 included participant investments in the Stable Value Fund of $5,620,743,404 and $47,503,455 in the Conservative, Moderate and Aggressive Allocation Funds. At December 31, 2002, the total assets of the Master Trust of $5,541,880,997 included participant investments in the Stable Value Fund of $5,508,790,124 and $33,090,873 in the Conservative, Moderate and Aggressive Allocation Funds.

Total investment income of the Master Trust for the years ended December 31, 2003 and 2002 was $304,693,615 and $340,914,810, respectively.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

4.	Investments

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2003 and 2002 were as follows:

	2003	2002
DuPont Stock Fund	$577,872	$634,085
Franklin Balanced Sheet	562,794	410,325
Merrill Lynch Equity Index Trust Tier 6	590,106	454,938
Fidelity Low Priced Stock	976,416	654,546
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	2,069,276	2,393,746

During the years ended December 31, 2003 and 2002, the Plan’s investments, including realized gains and losses, appreciated (depreciated) in value as follows:

	2003	2002
Company stock funds	$43,498	$(3,597)
Mutual funds	1,131,268	(1,122,807)
Common/collective trust funds	197,152	(198,228)
Master Trust	192,639	(72,253)

Net appreciation (depreciation)	$1,564,557	$(1,396,885)

5.	ConocoPhillips Stock Fund

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont company stock, which were held in their participant accounts in the DuPont Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, The Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $9,871 and $11,244 at December 31, 2003 and 2002, respectively.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Tax Status

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated April 9, 2003 covering the Plan and amendments through December 2, 2002 has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. The assets allocated to the Stable Value Fund are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and DuPont. DCMC hires additional investment managers to manage a portion of the assets allocated to the Stable Value Fund. Transactions in these investments qualify as party-in-interest transactions which are exempt from prohibited transaction rules.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

DuPont Specialty Grains, LLC

Retirement and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue		Description of Investment	Current Value
	AIM Equity Constellation Fund	Registered Investment Company	$201,727
	AIM Value Fund	Registered Investment Company	200,525
	Fidelity Equity Income Fund	Registered Investment Company	314,160
	Fidelity Fund PV1	Registered Investment Company	91,456
	Fidelity Growth & Income Fund Class A	Registered Investment Company	368,120
	Fidelity Low Priced Stock	Registered Investment Company	976,416
	Fidelity Magellan Fund	Registered Investment Company	215,548
	Franklin Balance Sheet	Registered Investment Company	562,794
	Franklin Custom Fund Income Growth	Registered Investment Company	75,804
	Franklin Small Capital Growth Fund Class I	Registered Investment Company	390,402
	Janus Enterprise Fund	Registered Investment Company	100,224
	Janus Mercury Fund	Registered Investment Company	321,240
*	Merrill Lynch Global Growth Fund Class I	Registered Investment Company	33,503
*	Merrill Lynch International Value Fund Class I	Registered Investment Company	151,017
*	Merrill Lynch Balanced Capital Fund Class A	Registered Investment Company	28,345
*	Merrill Lynch Basic Value Fund Class A	Registered Investment Company	142,580
*	Merrill Lynch Growth Fund Class A	Registered Investment Company	141,904
	MFS Total Return Fund	Registered Investment Company	164,678
	MFS Research Fund	Registered Investment Company	57,281
	Templeton Foreign Fund	Registered Investment Company	205,799
	Templeton Growth Fund	Registered Investment Company	282,348
	Barclays 3-Way	Common/Collective Trusts	171,369
*	Merrill Lynch SM Capital Index CT Tier 2	Common/Collective Trusts	129,347
*	Merrill Lynch Equity Index Trust Tier 6	Common/Collective Trusts	590,106
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trusts	42,565
	ConocoPhillips Stock Fund	Company Stock Fund	9,871
*	DuPont Stock Fund	Company Stock Fund	577,872
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	2,069,276
*	Participant loans	4.00% to 8.75%	53,739

			8,670,016

*	Party-in-interest